UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 000-33295

3SBIO INC.
(Translation of registrant's name into English)

No. 3 A1, Road 10 Shenyang Economy & Technology Development Zone Shenyang 110027 People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Press release, dated March 9, 2012, regarding that 3SBio Inc. announces unaudited fourth quarter and full year 2011 results.

99.2	Press release, dated March 9, 2012, regarding that 3SBio and DaVita collaborate on dialysis clinics in northeastern China.

99.3	Press release, dated March 21, 2012, regarding that 3SBio Inc. announces changes to its Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.
(Registrant)

Date: March 23, 2011	By:	/s/ Dr. Jing Lou

Dr. Jing Lou
	Title:	Chief Executive Officer